PENN SERIES FUNDS, INC.
                  600 Dresher Road, Horsham, PA 19044
                        Telephone 215-956-8000


                   Supplement Dated January 1, 1997
                                  To

                     Prospectus Dated May 1, 1996


       The sixth and seventh paragraphs under the caption "OpCap" on page 25 of the prospectus are amended to read as follows:


       The Small Capitalization Fund is managed by Timothy

   McCormack, Timothy Curro and Gavin Albert.  Timothy McCormack

   has been a portfolio manager of the Fund since March 1996.

   Timothy Curro and Gavin Albert became portfolio managers of the

   Fund on January 1, 1997.  Mr. Curro has been a Vice President of

   Oppenheimer Capital since November 1996.  Prior thereto, he was a general partner of Value Holdings, L.P., an investment

   partnership, from May 1995 to November 1996, a Vice President in the equity research department at UBS Securities Inc. from June

   1994 through May 1995 and from January 1991 through February

   1993 and was a partner with Omega Advisors, Inc. from March 1993 to March 1994.  Mr. Albert, vice President of Oppenheimer

   Capital since December 1996, joined the firm in September 1994 as a research analyst.  Prior thereto he was a management

   consultant for EDS Energy Management in 1994 and a financial analyst in the Corporate Finance department of Texaco, Inc. from

   1990 to 1992.  Mr. McCormack, Vice President of Oppenheimer

   Capital, joined the firm in 1994.  From 1993 to 1994 he was a security analyst at U.S. Trust Company and prior thereto he was a securities analyst at Gabelli & Company.




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